UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-42737

ALMONTY INDUSTRIES INC.

(Translation of registrant’s name into English)

100 King Street West, Suite 5700

Toronto, ON M5X 1C7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXPLANATORY NOTE

On September 8, 2025, Almonty Industries Inc. (the “Company”) distributed its management information circular (the “Circular”) and form of proxy (the “Proxy”) to its shareholders of record as of August 28, 2025 in connection with a special meeting of the Company’s shareholders to be held on Monday, September 29, 2025. The Circular and Proxy are filed as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Notice of Meeting and Management Information Circular dated August 28, 2025
99.2	Form of Proxy
99.3	Press Release dated September 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALMONTY INDUSTRIES INC.

Date: September 9, 2025
	By:	/s/ Lewis Black
	Name:	Lewis Black
	Title:	Chairman, President, Chief Executive Officer and Director